DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (... 40680
Internet: ww
E-mail: medi

DSM

04E 05006317

17 February 2005

Solid improvement in 2004 and positive perspectives for 2005


SUPPL

- *8% organic volume growth in 2004 compared with 2003.*
- *2004 operating profit EUR 489 million, up 66% from 2003.*
- *Net profit from ordinary activities in 2004: EUR 359 million (+54%).*
- *Q4 operating profit EUR 113 million, up 23% from 2003.*
- *Previously announced exceptional items in Q4 lead to a EUR 99 million exceptional loss.*
- *Dividend unchanged: EUR 1.75 per ordinary share.*
- *Outlook: Q1 2005 operating profit substantially higher than Q1 2004 operating profit (which was EUR 131 million based on IFRS)*

fourth quarter			*EUR million*	year		
2004	2003	+/-		2004	2003	+/-
1,999	**1,910**	**+5%**	**Net sales**	**7,752**	**6,050**	**+28%**
248	233	+6%	Operating profit* plus depreciation & amortization (EBITDA)	1,013	723	+40%
118	**98**	**+20%**	**Operating profit before amortization of goodwill (EBITA)**	**512**	**319**	**+61%**
22	39	-44%	- Life Science Products	83	164	-49%
44	30	+47%	DSM Nutritional Products	203	30	
29	16	+81%	- Performance Materials	147	90	+63%
25	15	+67%	- Industrial Chemicals	108	60	+80%
-2	-2		- Other activities	-29	-25	
113	**92**	**+23%**	**Operating profit (EBIT)**	**489**	**294**	**+66%**
82	68	+21%	Net profit from ordinary activities*	359	233	+54%
-99	8		Net result from exceptional items	-97	-94	
-17	76	-122%	Net profit	262	139	+88%
			Per ordinary share in EUR:			
0.80	0.66		- net earnings from ordinary activities	3.52	2.23	
-0.23	0.73		- net earnings	2.51	1.24	
95.9	95.8		Average number of ordinary shares (x million)	95.8	94.7	

* In this report, 'operating profit' is understood to be the operating profit from ordinary activities excluding exceptional items. Operating profit defined in this way reflects the underlying business trend. 'Net profit from ordinary activities' is understood to be the net profit from ordinary activities excluding exceptional items.

Solid improvement in 2004 and positive perspectives for 2005

For the ***entire year 2004*** DSM posted an operating profit of EUR 489 million, an increase of 66% compared with 2003. The increase was due in particular to organic volume growth and the full-year contribution from DSM Nutritional Products. Net profit from ordinary activities was EUR 359 million, up 54% from 2003 (EUR 233 million). The net profit amounted to EUR 262 million, compared with EUR 139 million in 2003. The net profit for 2004 included a negative net result from exceptional items of EUR 97 million, which is the balance of impairments, restructuring provisions, a book profit and a provision for an onerous contract.

For the ***fourth quarter of 2004*** DSM posted an operating profit of EUR 113 million, which is 23% higher than in the fourth quarter of 2003. The net profit from ordinary activities in Q4 2004 was EUR 82 million, up 21% from Q4 2003. The net result for Q4 2004 includes a net result from exceptional items, in line with earlier announcements. The net result from exceptional items has been established at EUR 99 million negative and relates to impairments and restructuring provisions.

Commenting on the results, Peter Elverding, Chairman of the DSM Managing Board, said: *"Although we definitely did not have the wind fully behind us in 2004, DSM's performance last year was clearly stronger. The company is in excellent financial health. We generated a free cash flow of more than EUR 600 million, half of which will be distributed to the shareholders, partly via the dividend and partly via a share buyback. Holders of ordinary DSM shares enjoyed a Total Shareholder Return of 27% in 2004, which puts us among the best-performing stocks, both in the AEX index and in the European chemical industry. However, we are still not where we want to be, and I am referring in particular to our profitability. We will therefore continue on the chosen path, and if trading conditions are similar to those in 2004 we may expect a further strengthening of DSM in 2005. For the first quarter I therefore expect a substantially higher operating profit than in the first quarter of 2004."*

Dividend

The dividend on ordinary shares proposed for the year 2004 amounts to EUR 1.75 per ordinary share, the same as in 2003. An interim dividend of EUR 0.58 per share having been paid in August 2004, the final dividend will amount to EUR 1.17 per ordinary share. The dividend will be paid out in cash.

Net sales

fourth quarter		*EUR million*	**year**	
2004	2003		2004	2003
497	504	Life Science Products	1,882	1,963
469	496	DSM Nutritional Products	1,899	496
515	449	Performance Materials	2,008	1,774
439	353	Industrial Chemicals	1,608	1,416
79	108	Other activities	355	401
1,999	1,910	**Total**	7,752	6,050

At EUR 7.75 billion, sales for ***the whole year 2004*** were up 28% from the previous year. Organic volume growth was 8%. The acquisition of DSM Nutritional Products had an effect of +23%. Lower exchange rates against the euro, in particular for the US dollar, had an effect of -3% and selling prices were on average virtually unchanged from 2003. However, this analysis does not entirely reflect the influence of the US dollar; a major proportion of DSM's output is sold in euros or Swiss francs but at prices that are to a large extent derived from the global market price in dollars. Without this depressing effect, selling prices would on balance have increased considerably.

Net sales in the ***fourth quarter of 2004*** amounted to EUR 2.0 billion, which is 5% above the Q4 2003 level. Organic volume growth amounted to 7%. Selling prices remained unchanged on average. Lower exchange rates against the euro, in particular for the US dollar, had an effect of -2%.

Business review

Life Science Products

fourth quarter		*EUR million*	**year**	
2004	2003		2004	2003
515	519	Net sales including intra-Group supplies	1,985	2,022
60	76	Operating profit plus depreciation and amortization	243	320
22	39	Operating profit	83	164

Sales and operating profit for the Life Science Products cluster were lower than in 2003, mainly as a result of the slump that made itself felt in the antibiotics market and the unfavourable development of the dollar exchange rate and raw material prices. In addition, DSM Fine Chemicals turned in a weaker performance, mainly as a result of the glyoxylic acid production outage.

Whereas the measures taken had a positive effect at DSM Pharmaceutical Products, DSM Anti-Infectives saw its result deteriorate very strongly. The prices of penicillin G and derivatives sank to record depths in 2004 due to overcapacity in combination with measures taken by the Chinese government. The weak dollar also had a strongly negative effect, as the prices of antibiotics on the world market are dollar-denominated.

Although Q4 sales remained virtually unchanged from Q4 2003, the operating profit for the quarter was considerably lower than that for the fourth quarter of 2003. The sales decline at DSM Anti-Infectives had a much bigger effect on the results than organic volume growth in the other business groups.

DSM Nutritional Products

fourth quarter		EUR million	year	
2004	2003		2004	2003
470	496	Net sales including intra-Group supplies	1,910	496
80	72	Operating profit plus depreciation and amortization	331	72
44	30	Operating profit	203	30

In its first full year as a member of the DSM group, DSM Nutritional Products further reinforced its leading position in the human and animal nutritional ingredients market. Sales generally remained stable, with volume growth on the one hand and pressure on the prices of some of the more mature products (in particular in Animal Nutrition & Health) on the other. Recently launched products showed a healthy growth and now account for about 10% of overall sales.

Sales and operating profit in Q4 were adversely affected by the lower exchange rate for the dollar and seasonal patterns in sales volumes; in addition, a few smaller provisions were recognized that were charged against operating profit. Nevertheless, the operating profit was higher due to the increased efficiency of operations.

Performance Materials

fourth quarter		EUR million	year	
2004	2003		2004	2003
515	451	Net sales including intra-Group supplies	2,013	1,777
52	41	Operating profit plus depreciation and amortization	238	178
29	16	Operating profit	147	90

Sales and operating profit for this cluster increased strongly, due in particular to higher sales volumes and despite the strongly decreased dollar exchange rate. Having posted an operating loss in the previous year, DSM Elastomers succeeded in closing 2004 on a positive operating profit. DSM Dyneema saw its operating profit grow strongly due to higher sales volumes. DSM Engineering Plastics' operating profit also increased considerably due to volume growth and stringent cost control.

Q4 sales and operating profit were higher than in Q4 2003, despite the further weakening of the dollar and higher raw material costs. Higher margins and higher output at DSM Elastomers and higher sales volumes at DSM Dyneema were the main factors responsible for a strong increase in operating profit.

Industrial Chemicals

fourth quarter 2004	fourth quarter 2003	EUR million	year 2004	year 2003
478	380	Net sales including intra-Group supplies	1,747	1,534
48	37	Operating profit plus depreciation and amortization	194	141
25	15	Operating profit	108	60

Sales and operating profit for this cluster increased strongly due to higher sales volumes and better margins (despite substantially increased raw material prices). Having posted a negative result in 2003, DSM Fibre Intermediates was able to close the year 2004 with a clearly positive operating result thanks to higher margins and volume growth. DSM Melamine's operating profit was at a clearly lower level than in 2003; selling prices decreased and raw material prices increased strongly.

The fourth quarter showed a similar picture, with DSM Fibre Intermediates once again posting positive figures, DSM Agro and DSM Energy performing strongly and DSM Melamine recording a clearly lower operating profit (due in part to maintenance turnarounds).

Other activities

fourth quarter 2004	fourth quarter 2003	EUR million	year 2004	year 2003
79	108	Net sales including intra-Group supplies	355	401
8	7	Operating profit plus depreciation and amortization	7	12
-2	-2	Operating profit	-29	-25

Net sales were lower than in 2003 due to the discontinuation of ABS production in May 2003. The operating profit for the year was lower. The higher result of DSM's internal insurance company was offset by costs for various projects and a lower result of the service activities.

Net profit

Net profit increased from EUR 139 million in 2003 to EUR 262 million in 2004. Net earnings per ordinary share increased from EUR 1.24 in 2003 to EUR 2.51 in 2004.

Financial expense was EUR 51 million in 2004, compared with EUR 31 million in 2003. This increase was due mainly to the acquisition of DSM Nutritional Products.

The *effective tax rate* was 22% (2003: 19%). The 3% rise compared with 2003 was the result of the higher total profit and hence the relatively lower share of profit components taxed at a low rate. The increase was mitigated by corrections applied for previous years.

The *Profit from non-consolidated companies* increased from EUR 5 million in 2003 to EUR 8 million in 2004.

The *Net profit from ordinary activities* increased by EUR 126 million to EUR 359 million, mainly because of a higher operating profit.

Minority interests accounted for EUR 11 million (2003: EUR 14 million).

The *Net result from exceptional items* for the year 2004 as a whole was on balance EUR 97 million negative. Exceptional charges related to impairments, restructuring measures and reorganizations within the Life Science Products cluster, the restructuring of the Geleen site in the Netherlands and the creation of a provision for an onerous purchasing contract in the field of anti-infectives. Exceptional income related to a book profit on the sale of an industrial site in the Performance Materials cluster.

In the fourth quarter, the net result from exceptional items was EUR 99 million negative due to impairments, restructuring measures and reorganizations within the Life Science Products cluster.

Cash flow, capital expenditure and financing

The cash flow from ordinary activities (net profit from ordinary activities plus amortization and depreciation) for the whole year amounted to EUR 883 million, up 33% from 2003. The increase was mainly due to the higher operating profit. For the entire year 2004, capital expenditure on tangible and intangible assets amounted to EUR 334 million (2003: EUR 433 million) and no capital was expended on acquisitions (2003: EUR 1,569 million). Net debt was halved to EUR 337 million in 2004, mainly because the cash flow from operational activities well exceeded the level of capital expenditure.

The cash flow from ordinary activities in the fourth quarter amounted to EUR 217 million. Capital expenditure (excluding acquisitions) amounted to EUR 122 million, which is EUR 31 million lower than in the fourth quarter of 2003.

Repurchase of cumulative preference shares C

On the contractually agreed dividend reset date (28 November 2004) DSM repurchased all of the 37,500,000 cumulative preference shares C that were outstanding, at the original issue price of €3.03 per share. The total sum involved was EUR 117.3 million, including the dividend for the period up to and including 28 November 2004 and minus the interim dividend for 2004 that had already been paid out. The repurchase will have a direct positive impact (approximately 5 eurocents on an annual basis) on earnings per ordinary share.

Workforce

The workforce decreased by 1,931, from 26,111 at year-end 2003 to 24,180 at year-end 2004, as a result of restructuring measures and attrition.

IFRS

In an appendix to its annual report, DSM provides a full comparison for the year 2004 between the figures based on current accounting policies and those based on IFRS. In the annex to this press release the quarterly results for 2004 are restated on the basis of IFRS.

Outlook

The global economic outlook for 2005 does not seem to be unfavourable. Although economic growth is expected to be lower than in 2004, the demand/supply balance in most of DSM's end markets seems to remain robust.

However, for European producers a significant negative influence can come from a possible further weakening of the US dollar against the euro in 2005. On top of that, volatility in raw material prices and disruptive geopolitical events remain potential risks to the chemical industry's trading conditions.

If this year's business environment turns out to be in line with 2004 conditions, which does not seem unlikely at present, the outlook for DSM in 2005 is certainly favourable. Under such economic circumstances the impact of volume growth and the results of ongoing restructuring programmes, combined with innovation in new products and markets, will lead to improved financial results for DSM.

For the short term DSM expects continued weakness in the pharma business (specifically anti-infectives) and the DSM Fine Chemicals business group within the Life Science Products cluster. In the second half of 2005 DSM will be seeing the impact of the recently announced restructuring plans in these businesses. In other DSM businesses the short-term market outlook is relatively favourable at the moment.

Trading conditions in Q1 2005 seem to be somewhat stronger than in Q1 2004, although the US dollar exchange rate against the euro has decreased further and the development of raw material prices continues to be uncertain. Barring unforeseen circumstances, DSM expects that the operating profit for Q1 2005 will be substantially higher than that for Q1 2004 (which was EUR 131 million based on IFRS).

Heerlen, 17 February 2005

The Managing Board of Directors

Important dates:

Annual General Meeting:	Wednesday, 6 April 2005
Publication of first-quarter results:	Wednesday, 27 April 2005
Publication of second-quarter results:	Wednesday, 27 July 2005
Publication of third-quarter results:	Thursday, 27 October 2005
Annual report 2005:	Thursday, 9 February 2006
Annual General Meeting:	Wednesday, 29 March 2006



For more information:
DSM, Corporate Communications,
Tel. +31 (45) 5782421, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.



Consolidated statement of income

Fourth quarter of 2004			EUR million	Fourth quarter of 2003		
ordinary activities	exceptional items	total		ordinary activities	exceptional items	total
1,999	-	1,999	net sales	1,910	-	1,910
248	-45	203	operating profit plus depreciation and amortization (EBITDA)	233	-50	183
118	-153	-35	operating profit before amortization of goodwill (EBITA)	98	-50	48
-5	-	-5	amortization of goodwill	-6	-	-6
113	-153	-40	operating profit (EBIT)	92	-50	42
-11	-	-11	balance of financial income and expense	-22	-	-22
102	-153	-51	result before taxation	70	-50	20
-24	42	18	taxation	-10	58	48
2	-	2	profit from non-consolidated companies	0	-	0
80	-111	-31	result after taxation	60	8	68
2	12	14	minority interests' share	8	-	8
82	-99	-17	net profit	68	8	76
82		-17	net profit	68		76
-5		-5	dividend on cumulative preference shares	-5		-5
77		-22	net profit available to holders of ordinary shares	63		71
217		118	cash flow	209		217
		135	depreciation and amortization			141
		122	capital expenditure			153
		-	acquisitions			25
			per ordinary share in EUR*:			
0.80		-0.23	- net earnings	0.66		0.73
		1.17	- cash flow			2.20
		95.9	average number of ordinary shares (x million)			95.8
		96.0	number of ordinary shares, end of period (x million)			95.8
		24,180	workforce at end of quarter			26,111
		7,529	of which in the Netherlands			7,996

* After deduction of dividend on cumulative preference shares.



DSM

2004			EUR million	2003		
ordinary activities	excep-tional items	total		ordinary activities	excep-tional items	total
7,752	-	7,752	net sales	6,050	-	6,050
1,013	-41	972	operating profit plus depreciation and amortization (EBITDA)	723	-166	557
512	-149	363	operating profit before amortization of goodwill (EBITA)	319	-261	58
-23	-	-23	amortization of goodwill	-25	-	-25
489	-149	340	operating profit (EBIT)	294	-261	33
-51	-	-51	balance of financial income and expense	-31	-	-31
438	-149	289	result before taxation	263	-261	2
-98	40	-58	taxation	-49	167	118
8	-	8	profit from non-consolidated companies	5	-	5
348	-109	239	result after taxation	219	-94	125
11	12	23	minority interests' share	14	-	14
359	-97	262	net profit	233	-94	139
359		262	net profit	233		139
-22		-22	dividend on cumulative preference shares	-22		-22
337		240	net profit available to holders of ordinary shares	211		117
883		786	cash flow	663		568
		524	depreciation and amortization			429
		334	capital expenditure			433
		-	acquisitions			1,561
			per ordinary share in EUR*:			
3.52		2.51	- net earnings	2.23		1.24
		7.98	- cash flow			5.76
		95.8	average number of ordinary shares (x million)			94.7
		96.0	number of ordinary shares, end of period (x million)			95.8
		24,180	workforce at year-end			26,111
		7,529	of which in the Netherlands			7,996

* After deduction of dividend on cumulative preference shares.

Consolidated balance sheet

EUR million	31 December 2004		31 December 2003	
fixed assets				
intangible fixed assets	369		405	
tangible fixed assets	3,809		4,188	
financial fixed assets	491		371	
	---------		---------	
		4,669		4,964
current assets				
inventories	1,347		1,474	
receivables	1,669		1,746	
cash	1,251		1,216	
	---------		---------	
		4,267		4,436
		---------		---------
Total		8,936		9,400

EUR million	31 December 2004		31 December 2003	
group equity				
shareholders' equity	4,812		4,918	
minority interests' share	22		43	
	---------		---------	
		4,834		4,961
provisions		874		901
long-term liabilities		1,045		1,505
current liabilities				
- interest-bearing	543		382	
- non-interest-bearing	1,640		1,651	
	---------		---------	
		2,183		2,033
		---------		---------
Total		8,936		9,400

	31 December 2004	31 December 2003
capital employed	5,554	6,162
group equity / total assets	0.54	0.53
net debt	337	671
net debt / group equity plus net debt	0.07	0.12

Statement of cash flows

EUR million	year 2004		year 2003	
Cash at beginning of period		1,216		2,974
Operating activities:				
- net profit plus amortization and depreciation	786		568	
- change in working capital	95		111	
- other changes	30		-88	
	---------		---------	
Cash flow provided by operating activities:		911		591
Investing activities:				
- capital expenditure	-334		-433	
- acquisities	-		-1.469	
- divestments	28		17	
- other changes	-2		-4	
	---------		---------	
Net cash used in investing activities		-308		-1,889
Dividend		-194		-187
Net cash used in financing activities		-367		-384
Effects of changes in consolidation and exchange differences		-7		111
		---------		---------
Cash at end of period		1,251		1,216

Statement of changes in Shareholders' equity

EUR million	year 2004	2003
Shareholders' equity at beginning of period	4,918	5,142
Changes:		
- net profit	262	139
- dividend	-190	-187
- exchange differences	-70	-155
- repurchased shares	-119	-112
- repurchased shares used in acquisition of DSM Nutritional Products	-	92
- other	11	-1
	---------	---------
Shareholders' equity at end of period	4,812	4,918

DSM 

IFRS income statement 2004 per quarter

in € million

	1st quarter	2nd quarter	3rd quarter	4th quarter	year
net sales	**1,916**	**1,971**	**1,977**	**2,022**	**7,886**
operating profit from ordinary activities excluding exceptional items plus depreciation and amortization	250	279	280	262	1,071
operating profit from ordinary activities excluding exceptional items	**131**	**152**	**153**	**131**	**567**
net finance costs	-16	-12	-16	-13	-57
profit from ordinary activities excluding exceptional items before taxation	115	140	137	118	510
tax on profit from ordinary activities excluding exceptional items	-25	-28	-24	-24	-101
profit of associates	2	2	3	3	10
profit from ordinary activities excluding exceptional items after taxation	92	114	116	97	419
minority interests in profit	5	1	3	2	11
net profit from ordinary activities excluding exceptional items	**97**	**115**	**119**	**99**	**430**
net result from exceptional items	**-33**	**-**	**2**	**-99**	**-130**
net profit	**64**	**115**	**121**	**0**	**300**
net profit	64	115	121	0	300
dividend on cumulative preference shares	-6	-5	-6	-5	-22
net profit available to holders of ordinary shares	**58**	**110**	**115**	**-5**	**278**

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com



05E

Heerlen (NL), 17 February 2005

- new DSM investment: DSM Dyneema becomes largest HPPE producer in the world -

DSM again increases Dyneema® production

DSM announced today that in view of continued increasing customer demand it will invest over USD 50 million to build a new fiber line in Greenville, North Carolina (U.S.), and boost production in Heerlen (The Netherlands) by 10%. The new Greenville line will increase U.S. fiber production capacity by more than 50%. This is the fifth expansion in Dyneema® fiber capacity since 2001 and the third in Greenville since 2003. By adding the extra line in the U.S. DSM Dyneema will become the largest manufacturer of HPPE fiber on U.S. soil. DSM expects to complete the new line in the third quarter of 2006. With this expansion, the total global Dyneema® capacity will rise to 2.5 times by 2006, compared to installed capacity in 2000. In the same time span UD capacities increase fivefold.

"*Global demand for our high performance material has shown a very strong and steady growth,*" says Peter Elverding, Chairman of DSM's Managing Board. "*And these investments will secure our position as the global market leader for the strongest man-made fiber.*"

DSM Dyneema opened its first U.S. fiber line in Greenville, N.C., in May 2004. The company announced the addition of a second line last January that will be operational in early 2006. Although the site is intended to serve clients in all market segments globally, due to the ongoing increasing demand for personal security and protection against terrorism it is currently mainly dedicated to producing life protection materials. Dyneema® is used among others for Small Arms Protective Inserts (SAPI), and armoring of vehicles like the Humvee. Dyneema® is also successfully applied in heavy marine mooring lines, cut resistant garments, orthopedic sutures, and fishing tackle, markets in which DSM Dyneema operates on a global scale.

"*This investment will enable us to meet the increasing demands of our worldwide customers,*" Christophe Dardel, director and general manager of DSM Dyneema adds, "*As market leader we will keep our focus on innovation by developing new products and applications enhancing the protection, performance and security that our customers have come to expect.*"

DSM Dyneema

DSM Dyneema is the inventor and manufacturer of Dyneema®, the world's strongest fiber. Dyneema® is a superstrong polyethylene fiber that offers maximum strength combined with minimum weight. It is up to 15 times stronger than quality steel and up to 40% stronger than aramid fibers, both on weight for weight basis. Dyneema® floats on water and is extremely durable and resistant to moisture, UV light and chemicals. The applications are therefore more or less unlimited. Dyneema® is an important component in ropes, cables and nets in the fishing, shipping and offshore industries. Dyneema® is also used in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, Dyneema® is also used in bullet resistant armor and clothing for police and military personnel. Dyneema® is produced in Heerlen (The Netherlands) and in Greenville, North Carolina (U.S.A.). DSM Dyneema is also a partner in a joint venture with Toyobo, which produces Dyneema® in Osaka (Japan). *Further information on DSM Dyneema is available at* www.dyneema.com.

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics. The group has annual sales of approximately EUR 8 billion (USD 10 billion) and employs in the region of 24,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in The Netherlands, with locations in Europe, Asia and the Americas.

For more information, contact:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.